

August 4, 2014

Via E-mail
Kenneth L. Waggoner
Chief Executive Officer and President
Nuvilex, Inc.
12510 Prosperity Drive
Suite 310
Silver Spring, Maryland 20904

  Re: Nuvilex, Inc.
    Form 10-K for Fiscal Year Ended April 30, 2013
    Filed July 29, 2013
    Response Dated July 11, 2014
    File No. 333-68008

Dear Mr. Waggoner:

  We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please ensure that all of the disclosure you have proposed in your response letter of July 11, 2014 appears in your Form 10-K for the fiscal year ended April 30, 2014, filed on August 4, 2014.

2. Please also amend your 10-K for the fiscal year ended April 30, 2013 as necessary to ensure that the disclosure in that 10-K reflects the revisions you proposed in your response letter and is consistent with your 10-K for the fiscal year ended April 30, 2014.

Item 1. Business

3. We note your response to our prior comments 2 and 3. Please revise your disclosure to clarify:

- The extent to which Nuvilex has any contractual obligations towards Bavarian Nordic and GSF, the licensors of patents underlying Cell-in-a-Box technology, which were originally licensed to Bio Blue Bird; and

- When each of your royalty payment obligations will expire.

    Please also disclose the material terms of the Master Services Agreements with each of Inno Biologics and ViruSure and, when finalized, file the collaborative agreements with the University of Veterinary Medicine, Vienna and the University of Munich.

4. We note your response to our prior comment 5. As the Consulting Agreement between Nuvilex and Vin-de-Bona Trading Company, which governs the services provided to Nuvilex by Drs. Günzburg and Salmons, was executed in May 2014, please describe your relationship with Drs. Günzburg and Salmons prior to this date.

5. Please include in your revised disclosure any contractual restrictions on Drs. Günzburg and Salmons' use of the company's proprietary information and assets.

6. We note your response to our prior comment 6. Please also include in your revised disclosure regarding the company's relationship with SG Austria/Austrianova Singapore the text of your response beginning with the word "By way of elaboration…" and ending with "co-dependent."

Cell Therapy Product Development , page 5

7. We note your response to our prior comment 10. Please expand your revised disclosure to state the consequence of treating such a small number of patients in the Phase 1/2 trial, i.e., that the results were not statistically significant and how this impacts the probability that such observations were due to chance alone. Please also discuss the relevance of statistical significance to the FDA's evidentiary standard for efficacy.

Item 11. Executive Compensation, page 39

8. We note your response to our prior comment 13. Notwithstanding your response, we note that you included disclosure about your dispute with Dr. Ryan in your most recent 10-K for the fiscal year ended April 30, 2014. However, it does not appear that you have included any disclosure of Dr. Ryan's suspension, as you proposed in your prior response letter of May 27, 2014. Please revise to ensure that this disclosure is provided as well.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 43

9. We note your response to our prior comment 14. Please revise your proposed disclosure to comply with Item 404(a) of Regulation S-K, "Transactions with Related Persons." Specifically, please provide the name of each related person as well as the information required by Item 404(a)(5) regarding indebtedness.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Christina De Rosa at (202) 551-3577, Dan Greenspan at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director